UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-14491
CUSIP NUMBER 88706P205

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ From N-CSR

For Period Ended: December 31, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TIM PARTICIPAÇÕES S.A.

Full Name of Registrant

Former Name if Applicable

Av. das Américas, 3434, Bloco 1, 7º andar – Parte

Address of Principal Executive Office (Street and Number)

22640-102 – Rio de Janeiro, RJ – Brazil

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 20, 2012, the controlling shareholder of  TIM Participações (the “Company”), Telecom Italia S.p.A. (“Telecom Italia”), was notified by the Milan Public Prosecutor of the conclusion of a preliminary investigation under the Italian Code of Criminal Procedure in which three previous executives of Telecom Italia (including the current CEO of TIM Participações S.A.), were charged with obstruction of supervisory activity. The charges relate to (i) the alleged unlawful renewal of prepaid SIM cards after their normal termination date from 2006 to 2008, in the amount of 223,000 lines or 0.19% of Market Share in 2006; 2,742,000 lines or 1.88% of Market Share in 2007; and, 2,345,000 lines or 1.64% of Market Share in 2008, and (ii) around one million SIM cards which allegedly were not refilled in 12 months after their activation (184,000 lines in 2005; 445,000 lines in 2006; 335,000 lines in 2007; and 78,000 lines in 2008). Telecom Italia is in the process of reviewing the documentation relating to the investigation received from the Milan Public Prosecutor. Information regarding this investigation and that the Company’s chief executive officer was a possible subject of such investigation has been previously disclosed by the Company.

In light of the foregoing developments, the Company will not proceed with the filing of its Annual Report on Form 20-F until it has had the opportunity to adequately consider the allegations and any relevant fact and take any required actions.  The Company was unable to complete this process by April 30, 2012, without unreasonable effort or expense, and currently expects to file its Annual Report on Form 20-F on or before the 15th calendar day following April 30, 2012.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Claudio Zezza	+5511	4109-3906
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer in no, identify report(s).    Yes  ☒       No  ☐

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes  ☒        No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s financial statements for the fiscal year ended December 31, 2011. These financial statements were furnished pursuant to the Company’s Current Report on Form 6-K furnished to the Commission on February 16, 2012. The Company expects that the results of operations reflected in the audited financial statements for year ended December 31, 2011 filed with the Form 20-F will be consistent with these financial statements.

Forward-Looking Statements

Except for historical financial information contained herein, the statements in this notification of late filing are forward-looking and made pursuant to the safe harbor provisions of the  Private Securities Litigation Reform Act of 1995.  In addition, this document may contain statements, estimates or projections that constitute “forward-looking” statements as defined in other U.S. securities laws. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “expects,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.  Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                   TIM PARTICIPAÇÕES S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2012	By:	/s/ Claudio Zezza
			Name:	Claudio Zezza
			Title:	Chief Financial Officer